FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of June, July and August, 2004

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes press releases dated June 2, June 23, July 28 and August 4, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: August 5, 2004

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

FOR IMMEDIATE RELEASE

Press Contact

Laurie Thornton

Radiate PR

650-654-2660

laurie@radiatepr.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

QSOUND LABS SIGNS LICENSING AGREEMENT WITH BROADCOM; MICROQ TECHNOLOGY TO DELIVER NEXT-GENERATION AUDIO CAPABILITIES TO HANDSET MANUFACTURERS

Continued Adoption of the MicroQ Product Suite Underscores its Position as the Definitive

Audio Solution of Choice Among Mobile and Broadband Communications Leaders

Calgary, Alberta - June 2, 2004 --

QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, voice and e-commerce software solutions, today announced its licensing agreement with Broadcom Corporation (NASDAQ: BRCM), a leading provider of highly integrated semiconductor solutions enabling broadband communications.  Under the terms of the agreement, QSound is providing its microQ synthesizer components for use in Broadcom's base band processors for mobile phones and PDAs, which includes rights to integrate the technology across multiple platforms and chips.

QSound Labs' microQ solution for Broadcom supports all of today's most popular content formats, namely, MIDI, SP-MIDI, Mobile DLS and SMAF. With the integration of this technology into its mobile phone processors, Broadcom will further reduce costs and space requirements for handset manufacturing customers by eliminating their need to include an expensive external ring tone chip.

Introduced in 2003, microQ tchnology is currently shipping in MiTAC's DigiWalkerTM line of next generation smartphones and pocket PCs, including the recently launched Mio 8390TM. MicroQ has been optimized for Intel's(R) Wireless MMXTM technology for mobile devices based on the newly launched

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Intel(R) PXA27x processor family. Additionally, microQ has been ported to several semiconductor platforms, including LSI Logic's ZSP Processor family.

"Broadcom's confidence in the microQ product suite is further indication of its adoption as the definitive solution of choice among industry leaders," stated David Gallagher, President and CEO of QSound Labs. "QSound Labs is committed to leading the mobile and broadband communication market in next-generation audio capabilities."

About microQ

microQ is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, MicroQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. The company's customer and partner roster includes Toshiba, Philips, Sharp and RealNetworks, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

#####

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, use of microQ in Broadcom processors.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with  acceptance of microQ technology by manufacturers and consumers, additional licensing arrangements, continued growth of the mobile electronics market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Second Quarter Results for 2004

Calgary, Alberta - August 4, 2004 --

QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, reported revenues for the three months ended June 30, 2004 of $608,000 as compared to $383,000 for the same period in FY2003. The operating loss for the quarter was $(287,000) or $(0.04) per share as compared to an operating loss of $(401,000) or $(0.06) per share for the same period last year.  After allowing for non-cash items such as depreciation and foreign exchange gains, the net loss for the period was $(389,000) or $(0.05) per share as compared to  $(327,000) or $(0.05) per share for the same period in FY2003.

Revenues for the six months ended June 30, 2004 were $1,119,000 compared to $1,214,000 in FY2003. The operating loss was $(709,000) or $(0.09) per share in FY2004 and the operating loss was $(223,000) or $(0.03) per share in FY2003. Net loss for this period was $(923,000) or $(0.13) per share as compared to  $(239,000) or $(0.03) per share in FY2003.

The Company reported a working capital surplus of $2,133,000 at June 30, 2004 of which cash comprised $1,754,000. Cash increased during the quarter, due primarily to the exercise of stock options. Cash used in operations decreased to $321,000 in this quarter from $690,000 in the preceding quarter as a result of previously announced cost containment programs, and advance royalty collections on new contracts.

"The microQ design wins announced during this quarter are significant for a number of reasons," stated David Gallagher, President and CEO of QSound Labs.  "The licensees announced, in particular Broadcom and Qualcomm, have large distribution channels which are potentially available to our product and are a validation stamp for our technology to the industry at large."

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"Management expects recurring revenues from these contracts to commence in early 2005. The Company is also working on new microQ design wins, which it expects will also contribute to revenues in 2005."

"Our PC audio software solution, QVE, continues to gain wider distribution as during the quarter our main licensee, Philips, shipped this solution, branded as the SoundAgent2, in soundcards, USB powered speakers and USB enabled mini component stereo systems."

"VoIP product sales were weak and will continue as such until new products with a wider application, are available. This is expected to occur in early FY2005."

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of revenues from existing and potential customers in the cellular and handheld devices market, continued revenue growth from PC audio software licensing, and the introduction of new VoIP products.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOR IMMEDIATE RELEASE

QSound Labs, Inc

QUALCOMM

Press Contact

Public Relations Contacts

Christine Anderson

Jennifer Bernas, QualcommCDMA Technologies

403 291-2492

858-845-7571

Christine.Anderson@qsound.com

qct_publicrelations@qualcomm.com  or

Emily Gin, Corporate Public Relations

Investor Relations Contact:

858-651-4084

Paula Murray

publicrelations@qualcomm.com

954-796-8798

Investor Relations Contact:

paula.murray@qsound.com

Bill Davidson

858-658-4813

ir@qualcomm.com

QUALCOMM AND QSOUND COLLABORATE TO DELIVER ADVANCED AUDIO TO WIRELESS WITH MICROQ 3D SOUND SOLUTIONS

- Rich 3D Audio Quality Enabled for New Multimedia Wireless Devices -

CALGARY - June 23, 2004 - QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, and QUALCOMM Incorporated (NASDAQ: QCOM), pioneer and world leader of Code Division Multiple Access (CDMA) digital wireless technology, today announced that QUALCOMM has licensed QSound's Q3DTM and QXpander(R) technologies and will integrate these audio enhancers into select QUALCOMM Mobile Station ModemTM (MSMTM) chipsets. Q3D and QXpander, part of QSound's microQ family of audio components, can create a 3D audio effect with stereo headsets or just two speakers by expanding audio signals to create a much richer wireless audio experience.  The software release incorporating QSound's QXpander technology will be available in the fourth quarter of calendar 2004, beginning with QUALCOMM's MSM6550TM chipset solution.

"We are extremely pleased to partner with QUALCOMM on our 3D enhancement and 3D positional solutions," said David Gallagher, President of QSound Labs Inc. "QUALCOMM's MSM chipsets provide a powerful platform which will allow QSound to leverage its cutting-edge technologies and proven expertise in rich, 3D audio solutions."

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"QUALCOMM's collaboration with QSound will enhance the quality of streaming audio, music playback, ringtones and online gaming services for a superior listening and enhanced multimedia experience," said Luis Pineda, vice president of marketing and product management for QUALCOMM CDMA Technologies.  "Now, wireless consumers can experience cinema-like, surround-sound effects on their cell phones - objects in 3D games will seem to whiz by them and music services will have rich, professional equipment-quality sound."

The Q3D audio positional technology brings a surround-sound experience to the wireless device by controlling the position of virtual sound sources in the space around the listener's head.  The QXpander technology simulates a wider sound-scape, enhancing wireless stereo audio quality by creating the sensation that the speakers are larger and farther apart than they actually are.

Integrating Q3D and QXpander into QUALCOMM's chipset solutions enable wireless devices to provide rich 3D audio sound and superior audio quality, including emulating a live concert experience or an audio gaming reality that lets the consumer feel the sound effects. QUALCOMM's licensing agreement also includes QSound's psychoacoustic audio enhancement algorithms to analyze audio content and restore high and low frequencies; QSizzleTM enhances treble response and QRumbleTM enhances bass response.

QSound's technologies use simplified tuning algorithms that allow handset manufacturers to easily tune the QXpander or Q3D algorithms to their particular speaker configuration.  Integrating QSound's fully tested audio technologies into QUALCOMM's market-proven chipsets enables a faster time-to-market, cost-effective 3D audio solution for handset manufacturers.  This solution also enhances the audio components of QUALCOMM's LaunchpadTM suite of multimedia technologies, including the playback of ringtones, music, video, gaming sound effects and digital audio.

QUALCOMM's MSM6550 chipset solution enables power-efficient, high-resolution multimedia wireless devices that deliver larger screens and impressive multimedia while optimizing power consumption.  The MSM6550 chipset is designed to support the advanced feature set of

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QUALCOMM's Launchpad suite, encompassing advanced multimedia, connectivity, position location, user interface and removable storage capabilities.

QUALCOMM's chipsets include access to QUALCOMM's BREW(R) solution. The BREW system enables the development and monetization of advanced applications and content, allowing operators and OEMs to differentiate their products and services and increase revenues. QUALCOMM's chipsets are also compatible with the Java runtime environment; J2METM can be built entirely on the chipset as an extension to the BREW solution.

About QUALCOMM

QUALCOMM Incorporated (www.qualcomm.com) is a leader in developing and delivering innovative digital wireless communications products and services based on the Company's CDMA digital technology.  Headquartered in San Diego, Calif., QUALCOMM is included in the S&P 500 Index and is a 2003 FORTUNE 500(R) company traded on The NASDAQ Stock Market(R) under the ticker symbol QCOM.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for consumer electronics, PC/multimedia, Internet and healthcare markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. The company's customer and partner roster includes Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

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QUALCOMM and BREW are registered trademarks of QUALCOMM Incorporated.  Mobile Station Modem, MSM, MSM6550, and Launchpad are trademarks of QUALCOMM Incorporated.  Java and J2ME are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.  QXpander is a registered trademark and Q3D, QSizzle and QRumble are trademarks of QSound Labs, Inc.  All other trademarks are the property of their respective owners.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, integration of QSound technologies into Qualcomm chipsets, release of QSound-enabled Qualcomm products and anticipation of future business opportunities for QSound technologies.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continuation of QSound's relationship with Qualcomm, acceptance of QSound technologies by OEM's and consumers, future business opportunities, continued growth of the wireless devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOR IMMEDIATE RELEASE

Press Contact

Christine Anderson

403 291-2492

Christine.Anderson@qsound.com

Investor Relations Contact:

Paula Murray

954-796-8798

paula.murray@qsound.com

QSOUND LABS'  microQTM SELECTED AS AUDIO PLATFORM BY

 WISTRON CORPORATION

 Audiovox and AT&T Wireless currently shipping  microQTM enabled product - PPC4100 PDA Phone

Calgary, Alberta - July 28, 2004 -  QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, and voice software solutions, today announced a licensing agreement with Wistron Corporation, formerly the design, manufacturing & services operations of Acer Inc., for key microQ components, including the microQ Synthesizer, QXpander and QSizzle/QRumble to improve high and low frequency audio components. Wistron plans to integrate QSound's microQ technology into a wide range of mobile phones and PDAs - the first being AT&T Wireless's newest PDA phone the AudioVoxPPC4100, which is currently available in the United States.

"QSound's microQ technology offers a superior audio solution that is ideally suited to meet the needs of our product designs," stated Honda Hwang, Chief Handheld and Mobile Communication head of Wistron Corporation. "Its cutting-edge capabilities and cost savings greatly increase our ability to fulfill demanding design and manufacturing requirements for next generation mobile devices."

"We are pleased to add Wistron to the growing list of partners who have chosen the microQ audio engine for their mobile products," stated David Gallagher, president and CEO of QSound Labs. "The PDA phone market is at an early stage so, in the short term, the revenue potential for this segment is minimal but the continuing adoption of the microQ platform throughout the mobile marketplace bodes well for the future."

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About microQ

microQ is a compact, hardware-independent and highly efficient software audio engine providing functions such as polyphonic ringtones, video game sounds, music playback, digital effects and recording for portable applications, including Internet appliances, hand-held and mobile devices. A low-cost and flexible option for consumer electronics and mobile device manufacturers, microQ is inherently modular, scalable and portable.  Its core components include a digital audio playback engine, a wavetable synthesis engine with a scalable sample set, and a multi-channel stereo mixer.  Additionally, microQ offers a wide range of processes to control frequency response, dynamics and spatial enhancements, as well as full 3D positional audio.

About Wistron Corporation

With over twenty years experience and a strong engineering base in product development, Wistron is a leader in the delivery of innovative electronics manufacturing services.   A focus on ICT (information, communication and technology) products and partnerships with leading IT technology companies means Wistron can incorporate the latest technology platforms into product offerings to OEM customers.  Customers quickly move ahead with their market product introduction plans by relying on Wistron to manage part or all of their product development plans.  For more information visit www.wistron.com

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. The company's customer and partner roster includes Toshiba, Philips, Panasonic, Sharp, Aiwa, and Electronic Arts, among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, Wistron's plans to use microQ in its products, distribution of microQ-enabled PDA phones, and anticipation of continuing adoption of microQ in the mobile marketplace.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued licensing and use of microQ, acceptance of microQ by OEM, ODM's and consumers, continued growth of the wireless devices market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the SEC.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at June 30, 2004 and December 31, 2003
(Expressed in United States dollars, prepared using US GAAP)

	June 30, 2004	December 31, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$ 1,753,631	$ 2,061,093
Accounts receivable	467,116	221,194
Inventory	92,100	107,377
Deposits and prepaid expenses	99,687	82,921
	2,412,534	2,472,585

Capital assets	1,199,972	1,114,992
Intangible assets	163,879	189,002

	$ 3,776,385	$ 3,776,579

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$ 148,934	$ 233,198
Deferred revenue	130,213	96,547
	279,147	329,745

Shareholders' equity:
Share capital (7,827,574 common shares)	45,193,245	44,108,140
Contributed surplus	1,114,316	1,114,316
Deficit	(42,810,323)	(41,775,622)
	3,497,238	3,446,834

	$ 3,776,385	$ 3,776,579

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended June 30, 2004 and 2003
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For six	For six
	months ended	months ended	months ended	months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 388,554	$ 95,753	$ 594,021	$ 576,408
Product sales	219,884	287,555	524,665	637,750
	608,438	383,308	1,118,686	1,214,158
Cost of product sales	148,694	64,276	287,357	147,013
	459,744	319,032	831,329	1,067,145
EXPENSES:
Marketing	368,246	322,449	713,930	579,247
Operations	66,704	40,185	138,240	76,254
Product engineering	236,046	202,296	460,563	353,950
Administration	75,702	155,255	227,804	280,467
	746,698	720,185	1,540,537	1,289,918

OPERATING (LOSS) PROFIT	(286,954)	(401,153)	(709,208)	(222,773)

OTHER ITEMS
Depreciation and amortization	(102,023)	(82,459)	(209,652)	(162,724)
Interest and other income	3,086	17,191	4,225	23,122
Gain (loss) on sale of capital assets	-	(1,908)	-	(1,908)
Other	(2,920)	140,846	(8,447)	125,241
	(101,857)	73,670	(213,874)	(16,269)

NET (LOSS) INCOME FOR PERIOD	(388,811)	(327,483)	(923,082)	(239,042)
DEFICIT BEGINNING OF PERIOD	(42,421,512)	(38,183,608)	(41,887,241)	(38,272,049)
DEFICIT END OF PERIOD	$ (42,810,323)	$ (38,511,091)	$ (42,810,323)	$ (38,511,091)

INCOME PER COMMON SHARE	$ (0.05)	$ (0.05)	$ (0.13)	$ (0.03)

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended June 30, 2004 and 2003
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For six	For six
	Months ended	months ended	Months ended	months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(Loss) Income for the period	$ (388,811)	$ (327,483)	$ (923,082)	$ (239,042)
Items not requiring (providing) cash:
Depreciation and amortization	102,023	82,459	209,652	162,724
Provision for inventory	60,000	-	60,000	-
Compensation cost of options issued to non-employees	-	-	-	5,864
Loss (gain) on sale of capital assets	-	1,908	-	1,908
Changes in working capital balances	(94,647)	463,552	(358,008)	548,645
	(321,435)	220,436	(1,011,438)	480,099

FINANCING
Issuance of common shares, net	919,606	8,587	954,676	9,997
	919,606	8,587	954,676	9,997

INVESTMENTS
Purchase of capital assets	(209,422)	(9,565)	(241,088)	(10,409)
Purchase of intangible assets	6,197	(12,797)	(9,664)	(24,277)
Proceeds from sale of capital assets	52	5,622	52	5,622
	(203,173)	(16,740)	(250,700)	(29,064)

Increase (decrease) in cash	394,998	212,283	(307,462)	461,032
Cash and cash equivalents beginning of period	1,358,633	2,869,954	2,061,093	2,621,205

Cash and cash equivalents end of period	$ 1,753,631	$ 3,082,237	$ 1,753,631	$ 3,082,237